August 31, 2012

VIA EDGAR AND FEDERAL EXPRESS

Ms. Erin Jaskot

Mr. Craig Slivka

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Eaton Corporation Limited
Amendment No. 2 to Registration Statement on Form S-4
Amended August 20, 2012
File No. 333-182303

Dear Ms. Jaskot and Mr. Slivka:

On behalf of Eaton Corporation Ltd. (the “Company” or “New Eaton”), we are writing to respond to the oral comments regarding the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 filed by the Company on August 20, 2012 (the “Registration Statement”), including the Joint Proxy Statement/Prospectus, provided to us during our discussion with the Staff on Wednesday, August 29, 2012. In this letter we refer to Eaton Corporation as “Eaton” and to Cooper Industries plc as “Cooper.”

In connection with this letter responding to the Staff’s oral comments, we are filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Set forth below are the headings and summary description of the oral comments provided, followed by the Company’s responses thereto.

General

1.	Please supplementally provide the Staff with a concise summary, in chart form, of the differences between the rights of holders of Eaton common shares pursuant to Ohio law and Eaton’s organizational documents and the rights of holders of New Eaton ordinary shares pursuant to Irish law and New Eaton’s organizational documents and your analysis of whether certain affected provisions of the New Eaton governance documents are required by Irish law or are required to preserve the existing rights of shareholders and powers of the board.

As requested, Simpson Thacher & Bartlett LLP, as counsel to Eaton, is supplementally providing to the Staff a comparison chart depicting the comparison of the rights of holders of Eaton common shares and New Eaton ordinary shares.

Eaton Corporation: Notice of Special Meeting of Shareholders

2.	Please revise the description of proposal number one in the Eaton Notice of Special Meeting of Shareholders to clarify that the purpose of the vote to adopt the transaction agreement and approve the merger includes the approval of the revised articles of association of New Eaton.

Securities and Exchange Commission	2
August 31, 2012

In response to the Staff’s comment, the Company has revised its disclosure in the Notice of Special Meeting of Shareholders of Eaton.

Interests of Certain Persons in the Transaction, page 89

3.	Please revise your disclosure on page 95 of the Registration Statement to clarify what portion of the cash payments payable to the Cooper named executive officers upon a Qualifying Termination consist of a pro-rata target annual bonus and what portion consist of a lump sum cash severance payment.

In response to the Staff’s comment, the Company has revised its disclosure on page 98 of the Registration Statement. The Company has included identical revised disclosure on p. 223.

Exhibit 99.3

4.	Please ensure that the consent from Goldman, Sachs & Co. referring to the inclusion of their opinion letter in the Registration Statement references Amendment No. 3 to the Registration Statement.

In response to the Staff’s comment, the Company confirms that the opinion letter from Goldman, Sachs & Co. on Exhibit 99.3 references Amendment No. 3 to the Registration Statement.

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We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3442 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the oral comments.

Very truly yours,

/s/ Mario Ponce
Mario Ponce